(Check one) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Notification of Late Filing

Commission File Number: 000-26829

For Period Ended: July 3, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full name of registrant:

Tully’s Coffee Corporation

Address of principal executive office (Street & Number):

3100 Airport Way South

City, State and Zip Code:

Seattle, WA 98134

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The company is performing additional procedures and requires additional time to finalize its Form 10-Q for the period ended July 3, 2005 (“First Quarter 2006”). Accordingly, in order to provide for sufficient time to complete the quarter-end review by the company’s independent registered public accountants, Tully’s was unable to file timely its quarterly report on Form 10-Q for the quarterly period ended July 3, 2005, on or prior to the due date of August 17, 2005. Tully’s anticipates filing its Form 10-Q for First Quarter 2006 within five days of the due date as required by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

KRISTOPHER S. GALVIN (Name)	(206) (Area Code)	233-2070 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TULLY’S COFFEE CORPORATION

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 18, 2005	By:	/s/ Kristopher S. Galvin
Kristopher S. Galvin
Executive Vice-President and Chief Financial Officer